SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of February, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.






     DURANGO PLAN OF REORGANIZATION APPROVED BY MEXICAN COURT


	Durango, Dgo., Mexico, February  8th, 2005 - Corporacion Durango,
S.A. de C.V. (BMV:    CODUSA)   (the  Company  or Corporacion Durango),
the   largest   papermaker in   Mexico, today announced that the First
Federal District Court in Durango,   Mexico   has approved the Companys
plan of reorganization and declared the termination of its Concurso Mercantil proceeding.

As it was announced before, Corporacion Durango decided to take advantage of the new Mexican legislation, Concurso Mercantil, as the most efficient way to formalize a prepackaged agreement with the purpose of extend it to all the minority creditors that had not the opportunity to be part of a general agreement.

Through its recapitalization, the Company will have a competitive capital structure as well as greater financial flexibility. Miguel Rincon, Chairman of Corporacion Durango, commented "We are gratified that our lenders showed confidence in our business plan and have worked with the Company in effecting a successful financial reengineering".

This efficient financial reengineering substantially strengthens the reputation of Corporacion Durango in the international financial markets and confirm the reliability of the new commerce legislation in Mexico.

The execution of the closing documentation is expected to occur within the next few weeks and at such time a new press release will be issued by the Company.



Special Note Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of Corporacion Durango and its subsidiaries to continue as going concerns; their ability to obtain and maintain normal terms with vendors and service providers; their ability to maintain contracts that are critical to their operations; their ability to fund and execute their business plan; their ability to attract, motivate and/or retain key executives and associates; and their ability to attract and retain customers.

Additionally, other factors should be considered in connection with any Forward Looking Statements, including other risks and uncertainties set forth from time to time in Corporacion Durangos reports filed with the United States Securities and Exchange Commission. Although Corporacion Durango believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to its management, Corporacion
Durango cannot guarantee future results or events. Corporacion Durango expressly disclaims a duty to update any of the forward-looking statement.


CONTACTS


Corporacion Durango, S.A. de C.V.

Mayela R. Velasco            		Gabriel Villegas S.
+52 (618) 829 1008     			+52 (55) 5488 0381
mrinconv@corpdgo.com.mx		        gvillegas@corpdgo.com.mx

Miguel Antonio R.
+52 (618) 814 1658
rinconma@corpdgo.com.mx



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  February 8, 2005		By /s/  Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer